[Translation]

                                                               February 23, 2009

To Whom It May Concern:

                                    Company Name: TOYOTA MOTOR CORPORATION
                                    Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                          (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                    Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                          (Telephone Number: 0565-28-2121)

                      Toyota Announces Change in Management
                      -------------------------------------

Tokyo--TOYOTA MOTOR CORPORATION (TMC) announced the names of nominees for the position of executive vice president to be officially approved at a board of directors' meeting following this year's annual general shareholders' meeting in June.

Nominated executives for the position of Executive Vice President
--------------------- ----------------------------- ----------------------------
      Name                      New Title                  Current title
--------------------- ----------------------------- ----------------------------
Takeshi Uchiyamada    Executive Vice President      Executive Vice President
                      and Representative Director   and Representative Director
--------------------- ----------------------------- ----------------------------
Yukitoshi Funo*       Executive Vice President      Senior Managing Director
                      and Representative Director
--------------------- ----------------------------- ----------------------------
Atsushi Niimi*        Executive Vice President      Senior Managing Director
                      and Representative Director
--------------------- ----------------------------- ----------------------------
Shinichi Sasaki*      Executive Vice President      Senior Managing Director
                      and Representative Director
--------------------- ----------------------------- ----------------------------
Yoichiro Ichimaru*    Executive Vice President      Senior Managing Director
                      and Representative Director
--------------------- ----------------------------- ----------------------------
Asterisk indicates promotion


Executive Vice Presidents planning to retire
------------------------------
            Name
------------------------------
Kyoji Sasazu
------------------------------
Mitsuo Kinoshita
------------------------------
Masatami Takimoto
------------------------------



                                                                 End of Document

[For Reference] Biographies of the new Representative Director nominees (as of February 2009)

--------------------------- -------------------- ------------------ ----------------------------------------------------------------
       Name                     Date of Birth                                             Business Experience
--------------------------- -------------------- ------------------ ----------------------------------------------------------------
                                                 April, 1970        Joined Toyota Motor Sales, Co., Ltd.
                                                 July, 1997         Senior Vice President, Toyota Motor Sales, U.S.A., Inc.
                                                 June, 2000         Retired from Senior Vice President, Toyota Motor Sales,
                                                                    U.S.A.,Inc.
                                                 June, 2000         Director, Toyota Motor Corporation
                                                 June, 2003         Managing Officer, Toyota Motor Corporation
Yukitoshi Funo              February 1, 1947     June, 2003         President, Toyota Motor Sales, U.S.A., Inc.
                                                 June, 2003         Executive Vice President, Calty Design Research, Inc.
                                                 June, 2004         Director, Toyota Motor Corporation
                                                 June, 2005         Senior Managing Director, Toyota Motor Corporation
                                                 June, 2005         Retired from President, Toyota Motor Sales, U.S.A., Inc.
                                                 June, 2005         Chairman & CEO, Toyota Motor Sales, U.S.A., Inc.
                                                 May, 2006          Chairman, Toyota Motor North America, Inc.
                                                 May, 2006          President, Toyota Personnel Services, U.S.A., Inc.
                                                 June, 2007         Retired from Chairman, Toyota Motor North America, Inc.
--------------------------- -------------------- ------------------ ----------------------------------------------------------------
                                                 April, 1971        Joined Toyota Motor Co., Ltd.
                                                 June, 1999         General Manager, Production Engineering Planning Division
                                                 June, 2000         Director, Toyota Motor Corporation
                                                 June, 2002         President, Toyota Motor Manufacturing North America, Inc.
Atsushi Niimi               July 30, 1947        June, 2003         Managing Officer, Toyota Motor Corporation
                                                 June, 2004         Director, Toyota Motor Corporation
                                                 June, 2005         Retired from President, Toyota Motor Manufacturing North
                                                                    America, Inc.
                                                 June, 2005         Senior Managing Director, Toyota Motor Corporation
--------------------------- -------------------- ------------------ ----------------------------------------------------------------
                                                 April, 1970        Joined Toyota Motor Co., Ltd.
                                                 January, 2000      General Manager, Tsutsumi Plant Administration Division
                                                 June, 2001         Director, Toyota Motor Corporation
                                                 June, 2003         Managing Officer, Toyota Motor Corporation
Shinichi Sasaki             December 18, 1946    June, 2004         President, Toyota Motor Engineering & Manufacturing Europe NV/SA
                                                 June, 2005         Senior Managing Director, Toyota Motor Corporation
                                                 October, 2005      Retired from President, Toyota Motor Engineering & Manufacturing
                                                                    Europe NV/SA
                                                 October, 2005      President, Toyota Motor Europe NV/SA
                                                 July, 2006         Retired from Toyota Motor Europe NV/SA
--------------------------- -------------------- ------------------ ----------------------------------------------------------------
                                                 July, 1971         Joined Toyota Motor Sales, Co., Ltd.
                                                 January, 2000      General Manager, Corolla channel Operations Division
Yoichiro Ichimaru           October 10, 1948     June, 2001         Director, Toyota Motor Corporation
                                                 June, 2003         Managing Officer, Toyota Motor Corporation
                                                 June, 2005         Senior Managing Director, Toyota Motor Corporation
--------------------------- -------------------- ------------------ ----------------------------------------------------------------